

May 11, 2012

<u>Via E-mail</u>
Zane C. Rowe
Executive Vice President and Chief Financial Officer
United Continental Holdings, Inc.
77 W. Wacker Drive
Chicago, IL 60601

      Re: **United Continental Holdings, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 22, 2012
              File No. 001-06033

      Re: **United Air Lines, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 22, 2012
              File No. 001-11355

      Re: **Continental Airlines, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 22, 2012
              File No. 001-10323

Dear Mr. Rowe:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Lyn Shenk

                                      Lyn Shenk
                                      Branch Chief